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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70192

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Barnabas Capital, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__227 West Trade Street, Suite 1610__

(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	609-642-6593	susan.hayes@barnabascapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Jennifer Wray, CPA PLLC__

(Name – if individual, state last, first, and middle name)

800 Bonaventure Way	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/16		6328
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Joe Powell</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Barnabas Capital, LLC</u>, as of <u>12/31</u>, 2<u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President



Notary Public



This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BARNABAS CAPITAL, LLC

Financial Statements and Report of
Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5

December 31, 2023

Barnabas Capital, LLC
Table of Contents
December 31, 2023

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To members of Barnabas Capital LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Barnabas Capital LLC as of December 31, 2023, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Barnabas Capital LLC as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Barnabas Capital LLC's management. Our responsibility is to express an opinion on Barnabas Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Barnabas Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Barnabas Capital LLC's financial statements. The supplemental information is the responsibility of Barnabas Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC



We have served as Barnabas Capital LLC's auditor since 2019.

Sugar Land, Texas

March 27, 2024

Barnabas Capital, LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	822,751
Accounts receivable		675,717
Prepaid expenses and other assets		135,467
Property and equipment, net of accumulated depreciation of $7,066		899
Right-of-use asset		580,795
Security deposit		11,853
Total Assets	$	2,227,482

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$	624,323
Operating lease liability		580,794
Total Liabilities		1,205,117
MEMBERS' EQUITY		1,022,365
Total Liabilities and Members' Equity	$	2,227,482

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Operations
For the Year Ended December 31, 2023

Revenues		
Variable annuities	$	6,289,097
Structured notes		572,651
Variable life insurance		203,035
Interest income		8,673
Total revenues		7,073,456
Expenses		
Salaries and other employment costs		1,567,239
Sales commissions paid to registered representatives		971,706
Affiliate services		110,000
Revenue sharing agreements		2,494,824
Referral networking fees		557,848
Marketing and promotion		153,087
Professional fees		106,526
Travel and entertainment		122,363
Occupancy expense		52,210
Technology and communications		36,823
Regulatory fees		36,796
Insurance expense		26,114
Other operating expenses		26,760
Depreciation		4,796
Total expenses		6,267,092
Net operating profit	$	806,364

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2023

Balance, January 1, 2023	$	1,074,975
Contributions from members		105,966
Distributions to members		(964,940)
Net operating profit		806,364
Balance, December 31, 2023	$	1,022,365

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows from Operating Activities		
Net operating profit	$	806,364
Adjustments to reconcile net profit to net		
cash used in operating activities:		
Decrease in depreciation		(6,813)
Increase in accounts receivable		(300,234)
Increase in right-of-use asset		(580,795)
Increase in security deposit		(11,853)
Increase in prepaid expenses and other assets		(93,472)
Increase in accounts payable and accrued liabilities		204,162
Increase in operating lease liability		580,794
Net cash provided by operating activities		598,153
Cash Flows from Financing Activities		
Cash contributions from members		105,966
Cash distributions to members		(964,940)
Net cash used in financing activities		(858,974)
Cash Flows from Investing Activities		
Decrease in property and equipment		18,358
Net cash used in investing activities		18,358
Net Decrease in Cash and Cash Equivalents		(242,463)
Cash and Cash Equivalents at Beginning of Period		1,065,214
Cash and Cash Equivalents, End of Period	$	822,751

The accompanying notes are an integral part of these financial statements.

NOTE 1. BUSINESS OF THE COMPANY

Barnabas Capital, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company was formed in the state of North Carolina on June 15, 2018 and became a registered broker-dealer and member of FINRA on February 6, 2019.

The Company is a wholesale seller of variable life insurance, variable annuities, variable indexed annuities and structured notes.

The Company formed a subsidiary, Barnabas Capital Insurance Agency, LLC (BCIA) in the state of North Carolina on May 10, 2019. The Company is the sole member of BCIA. BCIA was created to allow the Company to execute selling agreements with certain insurance product manufacturers who required that the Company have an affiliated licensed insurance agency. (See Note 3 for a discussion of BCIA operations.)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains its deposits in a commercial checking account in two high credit quality financial institutions. Balances at times may exceed federally insured limits of $250,000.

Revenue Recognition

The Company follows the guidance in FASB ASC 606, *Revenue from Contracts with Customers*, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance

obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns commission revenue as a wholesaler of variable annuities and life insurance company products issued by insurance companies affiliated with underwriters with whom the Company has contractual agreements. The Company recognizes revenue from variable annuities and life insurance company products when premiums are paid to the underwriter and the performance obligation is met. The Company receives that revenue from insurance company product manufacturers monthly based either on the current month's or the prior month's sales, depending on the manufacturer. The Company also earns commission revenue as a wholesaler of structured notes which are debt securities issued by commercial banks. The Company recognizes that revenue on the settlement dates of the related transactions. The Company believes that the performance obligation is satisfied on the settlement date because that is when ownership transfers to the customer.

Allowance for Credit Losses

The Company has performed an evaluation of the collectability of its receivables and has not recorded an allowance for credit losses. Of the $675,717 receivable at December 31, 2023, $560,774 was collected in January 2024, $108,592 was collected in February 2024 and $6,351 is still outstanding as of March 27, 2024.

Operating Expenses

Operating expenses such as salaries, sales commissions, revenue sharing fees, referral networking fees, professional service fees and regulatory fees are related to the operating activities of the Company and are expensed in the period to which they relate.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives on property and equipment range from three to five years.

Leases

The Company leases office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the

economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

At December 31, 2023 the Company recorded an operating lease right-of-use (ROU) asset and operating lease liability related to a lease for new office space. (See Note 7.)

Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and therefore is not liable for federal or state income taxes on its taxable income. Liability for federal and state income tax expense is the responsibility of the Company's Members.

NOTE 3. AFFILIATE OPERATIONS

BCIA, the Company's wholly owned insurance agency affiliate, became operational in June 2022 and has selling agreements with four insurance companies as of December 31, 2023. The financial statements include the following BCIA transactions for the period ended December 31, 2023:

Statement of Financial Condition	
Cash and cash equivalents	$ 111,580
Statement of Operations	
Revenues	
Variable life insurance	$ 203,035
Total revenues	203,035
Expenses	
Revenue sharing agreements	50,071
Referral networking fees	61,369
Other operating expenses	5,468
Total expenses	116,908
Net	$ 86,127

NOTE 4. RELATED PARTY MATTERS

The Company has a Shared Services Agreement (SSA) in place with an affiliate, Financial Independence Group, LLC (FIG). Under the terms of the SSA, FIG supplies the Company with marketing and creative services, a structured note technology quoting platform, information technology services (support, maintenance and software development), regulatory assistance, and other services including insurance operations and support. FIG also provides networking services with retail broker-dealers and registered investment advisors who distribute products offered by the Company. For these services, FIG receives networking referral fees based on a

percentage of the net override compensation received by the Company as a result of each introduced networking arrangement. The financial statements include the following transactions with FIG for the period ended December 31, 2023:

Statement of Financial Condition		
Accounts payable and accrued liabilities	$	163,623
Statement of Operations		
Revenues		
Variable annuities	$	15,940
Variable life insurance		27,344
Total revenues		43,284
Expenses		
Affiliate services		110,000
Referral networking fees		557,848
Marketing and promotion		94,400
Travel and entertainment		4,191
Other operating expenses		404
Total expenses		766,843
Net	$	(723,559)

The Company entered into a commercial lease agreement with Weebles Foundation, LLC, which has a Member in common with the Company. The lease commenced on August 1, 2022 and was renewed through July 31, 2023 and then extended through December 31, 2023. Rent expense under this lease for the year ended December 31, 2023 was $47,240. The Company terminated this lease agreement effective December 31, 2023. (See Note 7.)

NOTE 5. REVENUE SHARING AGREEMENTS

The Company has entered into Revenue Sharing Agreements with three broker-dealers whereby it reimburses those broker-dealers for a specified percentage of the net override compensation it receives from insurance companies for contractually defined variable annuity, variable life insurance and structured notes business generated by their registered representatives. The Company recorded $2,494,824 in revenue sharing expense for the year ended December 31, 2023.

NOTE 6. PROPERTY AND EQUIPMENT

The Company relocated in December 2023 (see Note 7) and sold all of its furniture and fixtures to a third party for $5,070. At the time of the sale, the book value of these assets was $8,823 yielding a loss of $3,753 on the sale which is included in Other Operating Expenses in the Statement of Operations.

According to the terms of its new lease, the Company received an allowance of $108,592 from its new landlord through December 31, 2023 for leasehold improvements ($42,213), furniture purchases ($62,933) and relocation expenses ($3,446). This amount is included in Accounts Receivable at year end and was collected on February 20, 2024.

The value of Property and equipment at December 31, 2023 is as follows:

Office equipment	$	7,965
		7,965
Less accumulated depreciation		(7,066)
Fixed assets, net	$	899

NOTE 7. LEASES

The Company maintained a year-to-year commercial lease agreement with a related party which expired on December 31, 2023. (See Note 4.) The Company elected to apply the short-term lease exception to this lease. Under this lease, rent expense for the year ended December 31, 2023 was $47,240.

On November 8, 2023 the Company signed a long-term commercial lease agreement with KBSIII Carillon, L. P. The Company took possession of the premises on December 19, 2023. The lease term is five years and eight months and will expire on August 18, 2029. Under that lease, rent expense for the period from December 19, 2023 through December 31, 2023 was $4,970. The security deposit of $11,853 on the Statement of Financial Condition relates to this lease.

The Company recorded an operating lease liability of $580,794 and right-of-use asset of $580,794 related to the long-term commercial lease at December 31, 2023. The Company has the option to extend the lease term for a period of five years by written notice to the landlord not less than twelve months prior to the expiration of the existing lease term. The lease contains variable monthly payments. The present value of lease payments is determined using the incremental borrowing rate based on information available at the lease commencement date. As of December 31, 2023 the incremental borrowing rate was determined to be 9%.

Total future minimum lease payments at December 31, 2023 were:

Year ending December 31,		
2024	$	87,940
2025		97,443
2026		150,169
2027		154,287
2028		172,088
2029		95,000
Future minimum lease payments		756,927
Less: Imputed Interest		(176,133)
Total lease liabilities	$	580,794

NOTE 8. RETIREMENT PLAN

The Company maintains a 401(k) plan for substantially all full-time employees. Under the terms of the plan, the Company may make discretionary matching contributions to the plan. The Company made discretionary contributions in the amount of $20,737 for the year ended December 31, 2023.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023 the Company had net capital of $736,955 which was $695,333 in excess of its minimum required net capital of $41,622 and its ratio of aggregate indebtedness to net capital was .85 to 1.

NOTE 10. CAPITAL DISTRIBUTIONS TO MEMBERS

The Company made capital distributions of $964,940 to its Members during the fiscal year ended December 31, 2023: $693,340 on July 11, 2023 and $271,600 on July 31, 2023.

NOTE 11. EQUITY MEMBERSHIP AWARDS

On September 19, 2023, the Members of the Company issued equity membership unit awards to two key employees (Employee 1 and Employee 2). The awards are valued at $63,580 and $42,386 respectively for a total of $105,966. The equity of Employee 1 vested on January 1, 2024 and the equity of Employee 2 will vest on January 1, 2025, provided that the employee is still employed by and in good standing with the Company on that date.

NOTE 12. CONCENTRATIONS AND CREDIT RISK

The Company derived 65% of its revenue for the year ended December 31, 2023 from one financial institution with which it has a contract. Conversely, 97% of the Company's revenue sharing expense is directly related to that revenue. The Company has executed contracts with other financial institutions from which it expects to derive future income.

At December 31, 2023 the Company exceeded FDIC limits at one of its commercial banks by approximately $460,816. The Company has not experienced any losses in this account and believes there is no significant credit risk. The Company believes that it has no other material credit risk concentrations at December 31, 2023.

NOTE 13. COMMITMENTS AND CONTINGENCIES

The Company had no undisclosed commitments or contingencies as of December 31, 2023 through the date these financial statements were available to be issued.

NOTE 14. SUBSEQUENT EVENTS

The Company evaluated the effects subsequent events would have on the financial statements through the date these financial statements were available to be issued. No subsequent events were found that would have any material impact on the financial statements.

Supplemental Information

Barnabas Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2023   **Schedule I**

Total member's equity	$	1,022,365
Less non-allowable assets:		
Accounts receivable		137,187
Prepaid expenses		135,467
Property & equipment, net of depreciation		899
Other non-allowable assets		11,853
Net capital before haircuts on securities positions		736,959
Haircuts on securities positions		4
Net capital	$	736,955
Aggregate Indebtedness	$	624,323
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	41,622
Excess net capital	$	695,333
Net capital in excess of 120% of required net capital	$	687,008
Ratio of aggregate indebtedness to net capital		.85 to 1.00

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited December 31, 2023 FOCUS Report, Part IIA, Form X-17a-5 as amended.

Barnabas Capital, LLC
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2023

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, the Computation for Determination of Reserve Requirements is not required.

Barnabas Capital, LLC
Schedule III
Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2023

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, Information Relating to Possession and Control Requirements is not required.

Exemption Certification

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Barnabas Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing wholesaling services to retail broker-dealer only, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Barnabas Capital, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coronado Investments LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.
March 27, 2024

BARNABAS™
CAPITAL

EXEMPTION REPORT

Barnabas Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

> The Company files an exemption report because it provides wholesaling services to retail broker-dealers only. It does not provide any services to retail customers, nor does it hold retail customer accounts, nor does it hold or transmit retail customer funds.
>
> During the report period the Company
> (a) did not directly or indirectly receive, hold and/or otherwise owe funds or securities to customers, other than money and other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4;
> (b) did not carry any accounts of or for customers; and
> (c) did not carry any PAB accounts (as defined in Rule 15c3-3)

Barnabas Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2023 without exception.

Barnabas Capital, LLC

I, Joe Powell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____   Date: 3/25/2024

Title: President